Exhibit 1.01

Conflict Minerals Report of Synalloy Corporation
in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934
This is the Conflict Minerals Report of Synalloy Corporation (herein referred to as “Synalloy” the “Company,” “we,” “us,” or “our”) for calendar year 2015 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein. The information contained in this report includes the activities of all subsidiaries of the Company.

In accordance with the rules, the Company undertook due diligence to determine the status of the necessary Conflict Minerals used in any of its operating business units - the production of stainless steel pipe, fiberglass and steel storage tanks, and specialty chemicals and the master distribution of seamless carbon pipe and tube. In conducting its due diligence, the Company implemented the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Framework”), an internationally recognized due diligence framework. In accordance with the OECD Framework, the Company established (i) “reasonable country of origin inquiry” procedures that provided methods to determine sourcing of Conflict Minerals and to confirm that they are DRC conflict free, and (ii) “reasonable inquiry” procedures to establish that any Conflict Minerals used in its products originated from recycled or scrap material.

The Company has determined in good faith that, for calendar year 2015, its Conflict Minerals status resulting from its due diligence efforts shows that Conflict Minerals, specifically tantalum and tungsten, are present in a small portion of the products manufactured by its pipe manufacturing business unit. The Company performed internal due diligence to determine which of its products contained Conflict Minerals. We defined the scope of our Conflict Minerals due diligence by identifying and reaching out to our current suppliers that provide us with raw materials or components, or engage in manufacturing activities that are likely to contain Conflict Minerals. The Company performed supply chain due diligence, based on the Electronic Industry Citizenship Coalition and Global e-Sustainability initiative, with all suppliers who provide raw materials or other components for those products. In response to the Company’s outreach, all suppliers selected for due diligence provided written certification to the Company that confirmed the subject Conflict Minerals originate from recycled or scrap sources or are “DRC conflict free.”

In the next compliance period, the Company intends to implement steps to continue the development of its Conflict Minerals policy and to improve the speed and accuracy of the information gathered from its due diligence efforts with suppliers.